Exhibit 99.2

GERDAU S.A.	METALÚRGICA GERDAU S.A.
Tax ID (CNPJ/ME) 33.611.500/0001-19	Tax ID (CNPJ/ME) 92.690.783/0001-09
Registry (NIRE): 35300520696	Registry (NIRE): 35300520751

NOTICE TO SHAREHOLDERS

PAYMENT OF DIVIDENDS

We would like to inform our Shareholders that Gerdau S.A. and Metalúrgica Gerdau S.A. (collectively, the “Companies”) Boards of Directors approved, on this date, the payment of Dividends as an anticipation of the minimum payment for the current fiscal year of 2025. The amount will be paid according to the dates listed bellow:

Value per Share
		Ex-Dividend	Payment	Common and Preferred
Company	Record Date	Date	Date	Dividends
METALÚRGICA GERDAU S.A.	11/10/2025	11/11/2025	12/12/2025	R$ 0.19
GERDAU S.A.	11/10/2025	11/11/2025	12/11/2025	R$ 0.28
GERDAU S.A. (ADR)	11/12/2025	11/12/2025	12/18/2025	R$ 0.28

The payments will be made by the share depository institution, BTG Pactual Serviços Financeiros S/A DTVM, through automatic credit for those shareholders who have provided their CPF/CNPJ registration number (Tax ID) and respective bank account. Additional information can be obtained through escrituracao.acao@btgpactual.com.

The dividends not claimed within a period of 3 (three) years, counting from the date they were made available to the shareholders, will prescribe and revert in favor of the Companies (Brazilian law 6.404/76, article 287, section II, item a).

São Paulo, October 30, 2025.

Rafael Dorneles Japur

Vice President and Investor Relations Officer